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Exhibit 99.2

Edison Mission Energy
Homer City—Funds Flow from Operations
Twelve Months Ended June 30, 2002
(In Thousands) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Company	Homer City Property Holdings	Edison Mission Holdings Co.	Consolidated Adjustments (Note 1)	Edison Mission Holdings Co.	Reclassification Adjustment (Note 1)	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$426,723	$—	$—	$—	$—	$—	$—	$426,723	$68	$—	$426,791
Income (losses) from energy trading and price risk management	(924)	—	—	—	—	—	—	(924)	—	—	(924)

Total Operating revenues	425,799	—	—	—	—	—	—	425,799	68	—	425,867

Project Operating Expenses
Fuel	150,142	—	—	—	—	—	—	150,142	—	—	150,142
Plant operations	94,368	—	—	—	—	—	—	94,368	860	58,242	153,470
Depreciation and amortization	58,309	—	—	—	4	—	—	58,313	—	(26,741)	31,572
Administrative and general	4,240	72	—	—	—	65	(1,807)	2,570	(1,998)	—	572

Total operating expenses	307,059	72	—	—	4	65	(1,807)	305,393	(1,138)	31,501	335,756

Project Revenues less Operating Expenses	118,740	(72)	—	—	(4)	(65)	1,807	120,406	1,206	(31,501)	90,111

Project Other Income (Expense)
Interest and other income	3,297	—	11	911	6	—	—	4,225	8,888	—	13,113
Intercompany interest income (expense)
Edison Mission Holdings	—	(35,704)	—	—	—	35,704	—	—	—	—	—
Edison Mission Finance	(90,283)	90,283	—	—	—	—	—	—	—	—	—
Interest expense	(65,368)	—	—	—	—	(35,704)	—	(101,072)	—	68,112	(32,960)

Total other income (expense)	(152,354)	54,579	11	911	6	—	—	(96,847)	8,888	68,112	(19,847)

Income (Loss) before Income Taxes and Extraordinary Item	(33,614)	54,507	11	911	2	(65)	1,807	23,559	10,094	36,611	70,264
Income Taxes Before Extraordinary Item	(15,450)	20,957	(7)	(768)	—	(26)	631	5,337	4,393	17,082	26,812

Net Income (Loss) Before Extraordindary Item	(18,164)	33,550	18	1,679	2	(39)	1,176	18,222	5,701	19,529	43,452

Extraordinary gain (loss) on early extinguishment of debt, net of tax	5,701	—	—	—	—	—	—	5,701	(5,701)	—	—

Net Income (Loss)	$(12,463)	$33,550	$18	$1,679	$2	$(39)	$1,176	$23,923	$—	$19,529	$43,452

Funds Flow from Operations
Income (loss) before Income Taxes	$(33,614)	$54,507	$11	$911	$2	$(65)	$1,807	$23,559	$10,094	$36,611	$70,264
Add (deduct):
Depreciation and amortization	58,309	—	—	—	4	—	—	58,313	—	(26,741)	31,572
Debt service

Funds Flow from Operations	$24,695	$54,507	$11	$911	$6	$(65)	$1,807	$81,872	$10,094	$9,870	$101,836

Note 1	Includes: (a) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, and (b) reclassification of extraordinary gain to other income for purposes of Funds Flow from Operations, and (3) push down of parent G&A for SEC reporting.
Note 2	Consolidation adjustment required to report the Homer City Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.
The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.2
Edison Mission Energy Homer City—Funds Flow from Operations Twelve Months Ended June 30, 2002 (In Thousands) (Unaudited)